Mail Stop 4-06

								November 30, 2005

Steven Odom
Chief Executive Officer
Verso Technologies, Inc.
400 Galleria Parkway
Suite 300
Atlanta, GA  30339

	Re:	Verso Technologies, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005
      and September 30, 2005
      Forms 8-K dated April 25, 2005 and July 25, 2005
      File No. 000-22190

Dear Mr. Odom:

      We have reviewed your response letter dated October 21, 2005 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Prior Comment no. 2
1. Clarify for us your revenue recognition policy relating to sales
of your Softswitch product sold through value added resellers. In addition, tell us if you offer any rights-of-return, and if so, how
you account for them.   Explain to us how your policy complies
with
SFAS 48 and SAB 104
2. Clarify for us, how your revenue recognition policy relating to the sale of software sold under multi-element arrangements accounted for under SOP 97-2 (i.e., Netspective, Telemate Voice and Softswitch), and sales of your Advanced Application Services accounted for under SAB 104 meet the 4 criteria for revenue recognition as outlined by paragraph 8 of SOP 97-2 and paragraph 1 of
SAB 104, respectively.

Prior Comment no. 3

3. We note that the warrants issued in connection with the
February
2005 convertible debentures contain a cashless exercise feature. Clarify for us how you determined that 100% of the warrants will be
"cashless exercised"  when calculating your maximum penalties as
Rule
144 permits tacking only if the consideration surrendered upon exercise of the warrants consists solely of other securities of the
same issuer.   We may have further comments.
4. Your statement that the maximum penalty payment is less then the
62% effective discount arising from the beneficial conversion feature
and the effective discount arising from the warrants does not support
the conclusion that net cash settlement would be avoided. Clarify for us how the Company was able to determine that the maximum penalty under the Registration Right Agreement is representative of the fair
value difference between registered and unregistered shares (refer to
paragraph 16 of EITF 00-19). We may have further comments.
5. You indicate in your response that as a result of recording a beneficial conversion feature on your convertible debt issued in February, 2005 debentures reflected in the financial statements should be reduced by $3.6 million and the fair value of the February,
2005 Warrants would be increased by the same amount. Tell us why allocating $3.6 million to BCF results in an equivalent increase in the fair value of your warrants. It appears from your March and June, 2005 10-Q disclosures that $5.1 million was allocated to warrants and after your revisions $4.5 million is allocated to the warrants, a reduction of $600,000, which does not fully offset the $3.6 million allocated to BCF. Please advise.
6. Provide your quantitative analysis of the impact to your
balance
sheets and classifications within your balance sheets, such as current liabilities, long-term liabilities, total liabilities and Shareholders` Equity as of March 31, 2005 and June 30, 2005, if the
beneficial conversion feature on your February, 2005 convertible debt
had been recorded on those dates.  Tell us how you considered SAB
99
in determining that the adjustment for BCF was quantitatively immaterial as of March 31, and June 30, 2005.

Prior Comment no. 4
7. It appears from you response that one of your subsidiaries settled
litigation in February, 2005 and the settlement provides for, among
other items, delivery by the defendants insurers a surety
undertaking
in the amount of $1 billion. Tell us the amount, the nature and terms of the surety undertaking delivered by the Company`s insurers pursuant to the aforementioned settlement. In addition reconcile your response that there is no merit to the plaintiffs claims, with your insurers delivery of a surety undertaking, to apparently pay claims. Further tell us how your response that the plaintiffs claims were without merit equate to your evaluation of a loss contingency pursuant to SFAS 5 and whether that contingency is probable, reasonably possible or remote.
Prior Comment no. 8
8. Tell us how you are accounting for the warrants issued on July
25,
2005 in connection with the restructuring of the November 2000 convertible debt financing. Tell us how the Company determined that the warrants meet the scope exception of paragraph 11(a) of SFAS
133.
Provide us with your analysis for each transaction using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. Specifically, we note from your registration rights agreement and the warrant agreement that the warrants may be net cash settled.  If the scope exception of paragraph 11(a) has not been met,
tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported
in earnings and disclosed in the financial statements.   We may
have
further comments.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or Tom Ferraro, Senior Staff Accountant who supervised this review, at (202) 551-3225 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

							Very truly yours,



							Kathleen Collins
      Accounting Branch Chief
Steven Odom
Verso Technologies, Inc.
November 30, 2005
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